Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Commonwealth REIT 2012 Equity Compensation Plan, as amended and renamed the Equity Commonwealth 2012 Equity Compensation Plan, of our reports dated February 28, 2014, with respect to the consolidated financial statements and schedules of Commonwealth REIT, renamed Equity Commonwealth, and the effectiveness of internal control over financial reporting of Equity Commonwealth, and of our report dated February 28, 2014 with respect to the consolidated financial statements and schedules of Select Income REIT included in the Annual Report (Form 10-K) of Equity Commonwealth for the year ended December 31, 2013 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

October 28, 2014